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14040098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-49104

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 4 2014 WASH., D.C. 189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Fairmount Partners LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Four Falls Corporate Center, Suite 660
(No. and Street)

West Conshohocken (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christina Halliday 610-260-6274
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, Christina Halliday, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairmount Partners LP, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

Fairmount Partners LP
Statement of Financial Condition
December 31, 2013

Fairmount Partners LP
TABLE OF CONTENTS
December 31, 2013

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Fairmount Partners LP

Report on the Financial Statements

We have audited the accompanying financial statement of Fairmount Partners LP (the "Company") which comprises the statement of financial condition as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Fairmount Partners LP as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania
February 19, 2014

Fairmount Partners LP
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	2,339,993
Fees receivable		30,007
Securities owned, at fair value		159,993
Prepaid expenses		5,383
Total assets	$	2,535,376
Liabilities and Partners' Capital		
Liabilities		
Accounts payable and accrued expenses	$	158,775
Due to affiliate		628,851
Total liabilities		787,626
Partners' Capital		1,747,750
Total liabilities and partners' capital	$	2,535,376

The accompanying notes are an integral part of these financial statements.

1. Organization

Fairmount Partners LP (the "Company") is a broker-dealer located in West Conshohocken, Pennsylvania. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business consists of merger and acquisition and financial advisory services. The Company may also privately place securities. The Company, like other broker dealers and investment advisors, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Cash and Cash Equivalents - The Company considers time deposits with maturities less than 90 days to be cash equivalents.

Fee Revenues - Fee revenue includes fees earned from providing merger and acquisition and financial advisory services. These fee revenues are recognized when earned based on the terms of the related contracts. Fee revenue related to financial transactions is recognized when the transaction closes.

Income Taxes - The Company is treated as a partnership for federal and state income tax purposes and therefore, does not record a provision for income taxes. Accordingly, the individual partners report their share of the Company's income or loss on their personal income tax returns.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2013 the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2010.

Fees Receivable - The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. There was no allowance for doubtful accounts as of December 31, 2013.

Fair Value - The fair value of the securities owned is determined by the Company's management, giving consideration to operating results, financial condition, recent sales prices of issuers' securities and other pertinent information. Because of inherent uncertainty of valuations, estimated fair values may differ significantly from the values that would have been used had a ready market for the securities existed, and those differences could be material. The Company may also have risk associated with its concentration of investments in certain geographical areas and certain industries.

As required by the fair value topic of the FASB Accounting Standards Codification, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The topic also establishes a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. The three-tier hierarchy of inputs is summarized below:

2. Summary of Significant Accounting Policies (Continued)

Level 1 - quoted prices in active markets for identical investments
Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2013:

Securities Owned:		Level 1		Level 2		Level 3
Common Stocks	$	-	$	-	$	159,993

The following table sets forth a summary of the changes in the fair value of the Fund's level 3 investments for the year ended December 31, 2013:

Balance beginning year	$	79,993
Additional investment		80,000
Balance end of year	$	159,993

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 19, 2014 the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements

3. Net capital requirement

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company's net capital was $1,564,374 which was $1,511,866 in excess of its minimum requirement of $52,508. The Company's net capital ratio was 0.50 to 1.

4. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

5. Transactions with affiliates

The Company leases its employees from an affiliate. The Company records the actual compensation and benefits that are paid to the employees and pays the affiliate a service fee. The Company also leases its offices from the affiliate on a month to month basis.